Fourth Quarter and Full Year 2017 Earnings Call February 22, 2018 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and our registration statement on Form F-3 filed on October 30, 2017, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Q4 2017 Highlights Total Shipments up 2% compared to Q4 2016 Automotive shipments increased 35% Revenue increased 8% YoY to €1.2 billion on higher aluminium prices Net Loss of €80 million compared to a net loss of €20 million in Q4 2016 Adjusted EBITDA increased 22% YoY to €100 million Adjusted EBITDA increased 14% YoY in 2017 Net Debt / LTM Adjusted EBITDA down to 4.4x Completed recapitalization transaction reducing leverage and interest expense In February, announced a binding agreement to sell Sierre North Building Assets for €200 million Strong Q4 results; Significant progress on deleveraging

A&T Adjusted EBITDA of €34 million Continued progress in developing Transportation, Industry and Defense end markets Announced multi-year agreement with Bombardier Q4 2017 Segment Highlights P&ARP Adjusted EBITDA of €44 million Automotive rolled product shipments increased 52% YoY FT3 ramp up in Neuf-Brisach on track U.S. automotive readiness program progressing Focused on Bowling Green ramp up AS&I Adjusted EBITDA of €27 million; up 31% YoY End market demand remained strong Automotive and Other extruded product shipments up 15% and 12%, respectively Major growth programs on track Nominations of €1.1 billion in 2017 Corporate Completed refinancing, including debt and equity issuances Project 2019 achieved €22 million of annual run rate cost savings YTD

Peter Matt Chief Financial Officer

FY 2017 vs. FY 2016 Q4 2017 vs. Q4 2016 Adjusted EBITDA Bridges € millions +22% +14% € millions

Q4 2017 Performance Highlights Adjusted EBITDA of €44 million Higher Automotive shipments partially offset by lower Packaging shipments Slightly weaker packaging price and mix Good cost performance offset by incremental costs from the ramp up of automotive programs and FX translation Packaging and Automotive Rolled Products Adjusted EBITDA Bridge € in millions Q4 2017 Q4 2016 Var. Shipments (kt) 238 236 1% Revenues (€m) 666 611 9% Adj. EBITDA (€m) 44 43 0% Adj. EBITDA (€ / t) 182 183 (1)%

Q4 2017 Performance Highlights Adjusted EBITDA of €34 million Lower Aerospace rolled product shipments Continuing benefit from aerospace price and mix effect Solid operating cost performance offset by FX translation Aerospace and Transportation Adjusted EBITDA Bridge € in millions Q4 2017 Q4 2016 Var. Shipments (kt) 56 59 (6)% Revenues (€m) 319 323 (1)% Adj. EBITDA (€m) 34 22 51% Adj. EBITDA (€ / t) 615 384 60%

Q4 2017 Performance Highlights Automotive Structures and Industry Adjusted EBITDA Bridge € in millions Adjusted EBITDA of €27 million Higher shipments of both Automotive and Other extruded products on strong market demand Slightly weaker price and mix Solid cost performance Q4 2017 Q4 2016 Var. Shipments (kt) 56 49 14% Revenues (€m) 274 233 17% Adj. EBITDA (€m) 27 21 31% Adj. EBITDA (€ / t) 487 423 15%

Project 2019 Three Pillars Cost Reduction €22 million of annual run rate cost savings achieved as of December 31, 2017 Wide range of additional cost reduction initiatives underway Working Capital Improvement Better working capital performance in 2017 Committed to further working capital improvement Capital Discipline Capex in line with 2017 target of €275 million €79 million reduction YoY Capex guidance of €275 million for 2018 Maintenance spending of €150-175 million 80 Project 2019 initiatives underway and providing benefits

Net Debt and Liquidity € in millions Net Debt and Leverage Liquidity Maturity Profile Debt / Liquidity Highlights Leverage of 4.4x Reduced by 1.0x in 2017 No bond maturities until 2021 2021 bond only ~0.7x LTM Adjusted EBITDA Ample liquidity at over €500 million Reduced leverage, ample liquidity and no bond maturities until 2021 € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA

Expect to be FCF negative Cash interest: ~€130 million Cash taxes: ~€20-25 million Minimal cash impact from the U.S. Tax Cuts and Jobs Act of 2017 Expect working capital investments related to the ramp up our growth projects Capex: €275 million FX Rate Sensitivity (+0.10 USD/EUR) FCF: minimal Adjusted EBITDA: ~€(15) million Significant improvement in Free Cash Flow; €159 million better than 2016 Increased Adjusted EBITDA, lower trade working capital and reduced capital expenditures FCF – Current 2018 Expectations Free Cash Flow FY 2017 FY 2016 Net cash flows from operating activities 160 88 Purchases of property, plant and equipment (276) (355) Equity contributions and loans to joint-ventures (41) (37) Other investing activities 23 11 Free Cash Flow (134) (293) € in millions Solid improvement in 2017; Targeting Free Cash Flow positive in 2019

Jean-Marc Germain Chief Executive Officer

End-market Updates Automotive: North America: Slight decline in auto sales in 2017; Q4 rebound off summer lows Europe: Market grew in 2017; Q4 strong Demand for luxury cars, light trucks, and SUVs remains strong Aerospace: Sustained OEM build rates OEM backlogs remain near record highs Packaging: Market remains stable BiW/ABS conversions expected to help North American market balance over the long term Conversion from steel to aluminium driving growth in Europe Other Markets Transportation, Industry and Defense Strong industry and defense markets in Europe and North America North American transportation market improving European Industry: Demand for extrusions remains very strong across end markets

Sale of Assets at Sierre Signed a binding agreement with Novelis to sell the North Building Assets of Sierre plant in Switzerland, which have been leased and operated by Novelis since 2005, and to contribute the plant’s shared infrastructure to a 50-50 joint venture No impact to Constellium’s current production processes, including cast houses, plate and extrusion manufacturing plants, and other manufacturing assets Constellium and Novelis agreed to enter into long-term production and metal supply agreements Transaction closing expected in Q2 2018, subject to customary closing conditions Total purchase price of €200 million

Financial Guidance and Outlook High single digit Adjusted EBITDA growth in 2018 High single digit Adjusted EBITDA growth annually through 2020, leading to over €500 million of Adjusted EBITDA in 2020 Targeting positive Free Cash Flow in 2019 Net Debt / Adjusted EBITDA target of below 4.0x Focused on delivering on our strategy and increasing shareholder value

Q&A

Appendix

Shipments by Product Line (000’s metric tons) Three months ended December 31, 2017 Three months ended December 31, 2016 Year ended December 31, 2017 Year ended December 31, 2016 Packaging rolled products 185 198 807 856 Automotive rolled products 44 28 158 113 Specialty and other thin-rolled products 9 10 43 44 Aerospace rolled products 26 30 106 118 Transportation, industry, and other rolled products 30 29 132 125 Automotive extruded products 26 23 109 99 Other extruded products 30 26 127 118 Other — — — (3) Total 350 344 1,482 1,470 k metric tons

IFRS – Income Statement Three months ended December 31, 2017 Three months ended December 31, 2016 Year ended December 31, 2017 Year ended December 31, 2016 Revenue 1,248 1,161 5,237 4,743 Income from operations 68 29 321 246 Finance costs – net (116) (37) (243) (167) Share of loss of joint-ventures (8) (6) (29) (14) Income / (loss) before income tax (56) (14) 49 65 Income tax expense (24) (6) (80) (69) Net loss (80) (20) (31) (4) € millions

IFRS – Statement of Financial Position At December 31, 2017 At December 31, 2016 Current assets 1,400 1,410 Non-current assets 2,311 2,377 Total Assets 3,711 3,787 Current liabilities 1,110 1,035 Non-current liabilities 2,920 3,322 Equity (319) (570) Total Equity and Liabilities 3,711 3,787 € millions

Net Debt Reconciliation December 31, 2017 September 30, 2017 June 30, 2017 March 31, 2017 December 31, 2016 Borrowings 2,127 2,257 2,326 2,433 2,468 Fair value of cross currency basis swaps, net of margin calls 32 31 11 (38) (77) Cash and cash equivalents (269) (300) (286) (309) (347) Cash pledged for issuance of guarantees (1) (1) (7) (9) (9) Net Debt 1,889 1,987 2,044 2,077 2,035 LTM Adjusted EBITDA 431 412 398 378 377 Leverage 4.4x 4.8x 5.1x 5.5x 5.4x € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months ended December 31, 2017 Three months ended December 31, 2016 Year ended December 31, 2017 Year ended December 31, 2016 Net loss (80) (20) (31) (4) Income tax expense 24 6 80 69 Income / (loss) before income tax (56) (14) 49 65 Finance costs – net 116 37 243 167 Share of loss of joint-ventures 8 6 29 14 Income from operations 68 29 321 246 Depreciation and amortization 46 46 171 155 Restructuring costs 1 — 4 5 Unrealized losses / (gains) on derivatives (17) (6) (57) (71) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net 1 (2) 4 (3) Loss / (gain) on pension plan amendments — — (20) — Share based compensation 2 1 8 6 Metal price lag (6) (7) (22) (4) Start-up and development costs 3 9 17 25 Manufacturing system and process transformation costs 1 1 2 5 Wise integration and acquisition costs — — — 2 Wise one-time costs — — — 20 Wise purchase price adjustment — (1) — (20) Losses on disposals 1 10 3 10 Other — 1 — 1 Adjusted EBITDA 100 81 431 377

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended September 30, 2017 Twelve months ended June 30, 2017 Twelve months ended March 31, 2017 Net income 29 23 17 Income tax expense 62 63 77 Income before income tax 91 86 94 Finance costs – net 164 175 180 Share of loss of joint-ventures 27 25 19 Income from operations 282 286 293 Depreciation and amortization 171 167 164 Restructuring costs 3 3 7 Unrealized losses / (gains) on derivatives (46) (36) (69) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net 1 4 — Loss / (gain) on pension plan amendments (20) (22) (22) Share based compensation 7 6 7 Metal price lag (23) (29) (20) Start-up and development costs 23 22 25 Manufacturing system and process transformation costs 2 2 2 Wise integration and acquisition costs — — — Wise one-time costs — — — Wise purchase price adjustment (1) (20) (20) Losses on disposals 12 12 11 Other 1 3 — Adjusted EBITDA 412 398 378

Borrowings Table

€ millions

	December 31, 2017							December 31, 2016
	Nominal Value in Currency	Nominal Rate	Effective Rate	Nominal Value in Euros	(Arrangement fees)	Accrued Interests	Carrying Value	Carrying Value
Secured ABL								
Ravenswood (due 2018)	—	Floating	—	—	—	—	—	46
Muscle Shoals (due 2020)	—	Floating	—	—	—	—	—	—
Pan US (due 2022)	$78	Floating	3.79%	65	—	—	65	—
Secured Inventory Based Facility								
(due 2019)	—	Floating	—	—	—	—	—	—
Senior Secured Notes								
Constellium N.V. (Issued March 2016, due 2021)	$425	7.88%	8.94%	—	—	—	—	401
Muscle Shoals	$650	8.75%	7.45%	—	—	—	—	635
Senior Unsecured Notes								
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	334	(4)	2	332	377
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(4)	2	298	298
Constellium N.V. (Issued December 2014, due 2023)	$400	8.00%	8.61%	—	—	—	—	387
Constellium N.V. (Issued December 2014, due 2023)	€240	7.00%	7.54%	—	—	—	—	244
Constellium N.V. (Issued February 2017, due 2025)	$650	6.63%	7.13%	542	(13)	12	541	—
Constellium N.V. (Issued November 2017, due 2026)	$500	5.88%	6.26%	417	(8)	4	413	—
Constellium N.V. (Issued November 2017, due 2026)	€400	4.25%	4.57%	400	(7)	2	395	—
Other loans (including Finance leases)				82	—	1	83	80
Total Borrowings				**2,140**	**(36)**	**23**	**2,127**	**2,468**
Of which non-current							2,021	2,361
Of which current							106	107

Constellium

Fourth Quarter and Full Year 2017 – Earnings Call 27